NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES EXECUTES 767,000-SQUARE-FOOT
LEASE RENEWAL WITH BANK OF AMERICA/MERRILL LYNCH AT
WORLD FINANCIAL CENTER IN LOWER MANHATTAN
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Brookfield Also Acquires Minority Interest in Four World Financial Center
Bringing Ownership to 100%

NEW YORK, October 31, 2011 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) announced today that it has executed a lease renewal with Bank of America/Merrill Lynch for 767,000 square feet of office space at the World Financial Center in Lower Manhattan. It is the second-largest office lease signed in Lower Manhattan this year following Conde Nast’s commitment to occupy one million square feet at One World Trade Center.

Brookfield has executed approximately 1.4 million square feet of leasing at the World Financial Center thus far in 2011.

“Renewing Bank of America/Merrill Lynch for a sizable amount of space at the World Financial Center was an important objective within our New York City portfolio,” said Mitch Rudin, president and chief executive officer of Brookfield Office Properties’ U.S. Commercial Operations division. “Leasing activity in Lower Manhattan thus far in 2011 has eclipsed that of all of 2010, fueled by existing financial services tenants like BofA/Merrill, as well as historical Midtown users looking to reposition their firms by leveraging Downtown’s dynamic changes in retail, transit and parkland.”

Bank of America/Merrill Lynch is retaining space in both Four World Financial Center and Two World Financial Center.

Brookfield has agreed to purchase BofA/Merrill’s 49% interest in Four World Financial Center and now owns 100% of the 1.9-million-square-foot property. The purchase price of the 49% stake was $264 million.

Brookfield Office Properties is the largest office landlord in the Lower Manhattan market. In addition to the 8-million-square-foot World Financial Center, Brookfield also owns and operates One Liberty Plaza and One New York Plaza.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.